UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp., et al.
File No.  70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"),
Entergy Corporation ("Entergy"), a registered holding
company, Entergy Arkansas, Entergy Gulf States, Entergy
Louisiana, and Entergy Mississippi hereby file this semi-
annual report as required by the Securities and Exchange
Commission's order authorizing the sale or transfer of
certain utility assets to customers or other non-affiliated
parties for a period ending December 31, 2004.    See HCAR
35-27235, September 26, 2000, File No. 70-9667 ("Order").

For the six months ended December 31, 2000, the following information is reported pursuant to the Order:



                               Description of      Date                                Consideration
          Company           Utility Assets Sold   of Sale       Name of Purchaser         Received
Entergy Arkansas, Inc.      Sale of Facilities   08/2000   Conway Corporation
                            (Hwy 64W, Hwy 60                                                  $62,420
                            Salem Rd.)

Entergy Arkansas, Inc.      Sale of Facilities   11/2000   Riceland Foods, Inc.
                            (Hwy 64, Parkin,                                                   32,524
                            AR)
                                                                                              -------
                                                                Entergy Arkansas total        $94,944

Entergy Gulf States, Inc.   Sale of Facilities   09/2000   Cameron Cooper Tool
                            (Highway 90, Ames,             Company                            $34,500
                            Texas)

Entergy Gulf States, Inc.   Sale of Bunch Gully  10/2000   Chevron Company LLC
                            Substation                                                      4,692,961

Entergy Gulf States, Inc.   Sale of Neches 8     12/2000   NISCO
                            Stator                                                          3,171,600
                                                                                           ----------
                                                             Entergy Gulf States total     $7,899,061

           Total consideration received by Entergy Operating Companies                     $7,994,005
                                                                                           ==========

In witness whereof, the undersigned company has caused this certificate to be executed on this 23rd day of February
2001.

ENTERGY CORPORATION


By:   /s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer